Exhibit 2.1

ASSET PURCHASE AGREEMENT

Dated April 9, 2010

NUFERN

and

OPTELECOM-NKF, INC.

2.32	Projections	15
2.33	Government Contracts	15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER		16
3.1	Organization and Corporate Power	16
3.2	Authorization of the Transaction	16
3.3	Noncontravention	16

ARTICLE IV PRE-CLOSING COVENANTS		17
4.1	Closing Efforts	17
4.2	Governmental and Third-Party Notices and Consents	17
4.3	Approval	18
4.4	Operation of Business	18
4.5	Access to Information	19
4.6	Notice of Breaches	19
4.7	Exclusivity	19
4.8	Bulk Transfers Law	20

ARTICLE V CONDITIONS TO CLOSING		20
5.1	Conditions to Obligations of the Buyer	20
5.2	Conditions to Obligations of the Seller	21

ARTICLE VI POST-CLOSING COVENANTS		22
6.1	Proprietary Information	22
6.2	Solicitation and Hiring	22
6.3	Non-Competition	22
6.4	Tax Matters	23
6.5	Sharing of Data	23
6.6	Use of Name	24
6.7	Cooperation in Litigation	24
6.8	Collection of Accounts Receivable	24
6.9	Employees	24
6.10	Sublease	24
6.11	Technology Transfer	25

ARTICLE VII INDEMNIFICATION		25
7.1	Indemnification by the Seller	25
7.2	Indemnification by the Buyer	26
7.3	Indemnification Claims	26
7.4	Survival of Representations and Warranties	28
7.5	Limitations	28
7.6	Treatment of Indemnity Payments	29

ARTICLE VIII RESERVED		29

ARTICLE IX TERMINATION		29
9.1	Termination of Agreement	29

9.2	Effect of Termination	30

ARTICLE X DEFINITIONS		30

ARTICLE XI MISCELLANEOUS		39
11.1	Press Releases and Announcements	39
11.2	No Third Party Beneficiaries	39
11.3	Entire Agreement	39
11.4	Succession and Assignment	39
11.5	Counterparts and Facsimile Signature	40
11.6	Headings	40
11.7	Notices	40
11.8	Governing Law	41
11.9	Amendments and Waivers	41
11.10	Severability	41
11.11	Expenses	41
11.12	Submission to Jurisdiction	41
11.13	Specific Performance	41
11.14	Construction	42

Exhibits

Exhibit A -	Sublease
Exhibit B -	Bill of Sale, Assignment, and Assumption Agreement
Exhibit C -	Intellectual Property Assignment
Exhibit D -	Consulting Agreement with Edmund Ludwig
Exhibit E -	Employment Agreements
Exhibit F -	Escrow Agreement

Exhibit G -	Consulting Agreement with Ron Smith

Schedules

Disclosure Schedule

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of April 9, 2010 by and between Nufern, a Delaware corporation (the “Buyer”), and Optelecom-NKF, Inc., a Delaware corporation (the “Seller”).

This Agreement contemplates a transaction in which the Buyer will purchase substantially all of the assets and assume certain of the liabilities of the Seller’s Electro-Optics coil manufacturing business (the “Business”).

Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article X or as elsewhere defined in this Agreement.

In consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE ASSET PURCHASE

1.1           Purchase and Sale of Assets.

(a)           Upon and subject to the terms and conditions of this Agreement, the Buyer shall purchase from the Seller, and the Seller shall sell, transfer, convey, assign and deliver to the Buyer, at the Closing, for the consideration specified below in this Article I, all right, title and interest in, to and under the Acquired Assets.

(b)           Notwithstanding the provisions of Section 1.1(a), the Acquired Assets shall not include the Excluded Assets.

1.2           Assumption of Liabilities.

(a)           Upon and subject to the terms and conditions of this Agreement, the Buyer shall assume and become responsible for, from and after the Closing, the Assumed Liabilities.

(b)           Notwithstanding the terms of Section 1.2(a) or any other provision of this Agreement to the contrary, the Buyer shall not assume or become responsible for, and the Seller shall remain liable for, the Retained Liabilities.

1.3           Purchase Price.  The Purchase Price to be paid by the Buyer for the Acquired Assets at the Closing shall be $1,400,000, payable as follows: at Closing, Buyer shall (a) pay the Seller $1,150,000 by wire transfer of immediately available funds pursuant to wire transfer instructions to be provided by the Seller; and (b) deposit with MANUFACTURERS AND TRADERS TRUST COMPANY (the “Escrow Agent”) the amount of $250,000 (the “Escrow Amount”) to be held in escrow and released from escrow subject to the conditions set forth in Sections 1.4 and 6.11 (the “Escrow Amount”).  The Escrow Amount shall be held and disbursed in accordance with an escrow agreement substantially in the form set forth as Exhibit F (the “Escrow Agreement”).  The Seller shall pay all fees and costs relating to the Escrow Agreement.

1.4           Escrow Amount.  The Escrow Amount shall be held and disbursed in accordance with the terms and conditions of Section 6.11 and the Escrow Agreement.

1.5           The Closing.

(a)           The Closing shall take place at the offices of Seller in Germantown, Maryland commencing at 10:00 a.m. local time on the Closing Date.  All transactions at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no documents or certificates shall be deemed to have been delivered until all other transactions are completed and all other documents and certificates are delivered.

(b)           At the Closing:

(i)            the Seller shall deliver to the Buyer the various certificates, instruments and documents referred to in Section 5.1;

(ii)           the Buyer shall deliver to the Seller the various certificates, instruments and documents referred to in Section 5.2;

(iii)          the Seller shall execute and deliver to the Buyer a bill of sale in substantially the form attached hereto as Exhibit B, one or more intellectual property assignments in substantially the form attached hereto as Exhibit C, and such other instruments of conveyance (such as real estate deeds, assigned certificates or documents of title, assigned negotiable instruments and stock transfer powers) as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets;

(iv)          the Buyer shall pay to the Seller, payable by wire transfer or other delivery of immediately available funds to an account designated by the Seller, the Purchase Price set forth in Section 1.3 and shall execute and deliver to the Seller an assumption agreement in substantially the form attached hereto as Exhibit B;

(v)           the Seller shall deliver to the Buyer, or otherwise put the Buyer in possession and control of, all of the Acquired Assets of a tangible nature;

(vi)          the Seller shall deliver to the Buyer the executed Employment Agreements (Exhibit E) and the Consulting Agreement (Exhibit D); and

(vii)         the Buyer and the Seller shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.6           Allocation.  The Buyer and the Seller agree that the Purchase Price (and all other capitalizable costs) among the Acquired Assets and the non-solicitation and non-competition covenants set forth in Sections 6.2 and 6.3 shall be allocated for all purposes (including financial accounting and tax purposes) in accordance with an allocation schedule to be agreed upon by the Seller and the Buyer within sixty (60) days after the Closing.

1.7           Apportionment.

(a)           The Purchase Price set forth in Section 1.3 shall be subject to adjustment as set forth in this Section 1.7.  In the event that any of the adjustments provided for in this Section 1.7 cannot be calculated as of the Closing Date, the appropriate payment shall be made by the Buyer or the Seller, as the case may be, to the other Party as promptly following the Closing Date as is practicable.

(b)           A post-closing adjustment shall be made for any and all Assigned Contracts that give the U.S. Government audit rights that result in the recoupment from the Buyer of payments made to the Seller.

(c)           If the Purchase Price is adjusted pursuant to this Section 1.7, the allocation of the Purchase Price among the Acquired Assets shall be appropriately modified to reflect such adjustment.

1.8           Further Assurances.  At any time and from time to time after the Closing, at the request of the Buyer and without further consideration, the Seller shall execute and deliver such other instruments of sale, transfer, conveyance and assignment and take such actions as the Buyer may reasonably request to more effectively transfer, convey and assign to the Buyer, and to confirm the Buyer’s rights to, title in and ownership of, the Acquired Assets and to place the Buyer in actual possession and operating control thereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II.  The disclosures in any section or subsection of the Disclosure Schedule shall qualify only the corresponding section or subsection in this Article II, except where a cross-reference to another section or subsection of the Disclosure Schedule is included.  For purposes of this Article II, the phrase “to the knowledge of the Seller” or any phrase of similar import shall be deemed to refer to the actual knowledge of David Patterson, Steven Tamburo, Edmund Ludwig, Greg Hall and Everett Torney, as well as any other knowledge which such persons would have possessed had they made reasonable inquiry of appropriate employees and agents of the Seller with respect to the matter in question.

2.1           Organization, Qualification and Corporate Power.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Seller is duly qualified to conduct business and is in good standing under the laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Seller’s businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Seller Material Adverse Effect.  The Seller has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Seller has furnished to the Buyer complete and accurate copies of its Certificate of Incorporation and by-laws.  The Seller is not in default under or in violation of any provision of its Certificate of Incorporation or by-laws.

2.2           Reserved.

2.3           Authorization of Transaction.  The Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  The execution and delivery by the Seller of this Agreement and the performance by the Seller of this Agreement and the Ancillary Agreements and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Seller.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes, and each of the Ancillary Agreements, upon its execution and delivery by the Seller, will constitute, a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

2.4           Noncontravention.  Except as set forth on Section 2.4 of the Disclosure Schedule, neither the execution and delivery by the Seller of this Agreement or the Ancillary Agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or by-laws of the Seller or the charter, by-laws or other organizational document of any Subsidiary, (b) require on the part of the Seller or any Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Seller or any Subsidiary is a party or by which the Seller or any Subsidiary is bound or to which any of the Acquired Assets is subject, (d) result in the imposition of any Security Interest upon any of the Acquired Assets or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller, any Subsidiary or any of the Acquired Assets.

2.5           Reserved.

2.6           Financial Statements.  The Seller has provided to the Buyer the Financial Statements relating to the Business.  The Financial Statements (i) comply as to form in all respects with applicable accounting requirements and fairly present the consolidated financial position of the Business as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Seller, except that the Financial Statements are subject to normal and recurring year-end adjustments which will not be material in amount or effect and do not include footnotes.

2.7           Absence of Certain Changes.  Since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Seller Material Adverse Effect, and

(b) except as set forth on Section 2.7 of the Disclosure Schedule, the Seller has not taken any of the actions set forth in paragraphs (a) through (l) of Section 4.4.

2.8           Undisclosed Liabilities.  The Seller has no liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), relating to the Business or which has or may have any effect upon the Business, except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and which have been reported to Buyer and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

2.9           Tax Matters.

(a)           The Seller has properly filed on a timely basis all Tax Returns relating to the Business in any way, that it was required to file, and all such Tax Returns were true, correct and complete.  The Seller has paid on a timely basis all Taxes relating to the Business that were due and payable.  The unpaid Taxes of the Seller relating to the Business for Tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Seller relating to the Business for all Tax periods commencing after the Most Recent Balance Sheet Date arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes relating to the Business attributable to prior similar periods.  All Taxes relating to the Business that the Seller was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b)           No examination or audit of any Tax Return of the Seller relating to the Business by any Governmental Entity is currently in progress or, to the knowledge of the Seller, threatened or contemplated.  Neither the Seller nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Seller or any Subsidiary was required to file any Tax Return relating to the Business that was not filed.  Neither the Seller nor any Subsidiary has (x) waived any statute of limitations with respect to Taxes relating to the Business or agreed to extend the period for assessment or collection of any Taxes relating to the Business, (y) requested any extension of time within which to file any Tax Return relating to the Business, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority.

(c)           Section 2.9(c) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Seller or any Subsidiary files, is required to file or has been required to file a Tax Return relating to the Business or is or has been liable for any Taxes relating to the Business on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Seller’s or any Subsidiary’s nexus with such jurisdiction.

2.10         Ownership and Condition of Assets.

(a)           The Seller is the true and lawful owner, and has good title to, all of the Acquired Assets, free and clear of all Security Interests, except as set forth in Section 2.10(a)(i) of the Disclosure Schedule.  Upon execution and delivery by the Seller to the Buyer of the instruments of conveyance referred to in Section 1.5(b)(iii), the Buyer will become the true and lawful owner of, and will receive good title to, the Acquired Assets, free and clear of all Security Interests other than those set forth in Section 2.10(a)(ii) of the Disclosure Schedule.

(b)           The Acquired Assets are sufficient for the conduct of the Seller’s Business as presently conducted and as presently proposed to be conducted and constitute all assets used by the Seller in the Business.  Each tangible Acquired Asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(c)           Section 2.10(c) of the Disclosure Schedule lists individually (i) all Acquired Assets which are fixed assets (within the meaning of GAAP), indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other Acquired Assets of a tangible nature whose book value exceeds $1,500.

(d)           Each item of equipment and other asset that is being transferred to the Buyer as part of the Acquired Assets and that the Seller has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Seller or such Subsidiary to such lessor or owner will have been discharged in full.

2.11         Reserved.

2.12         Real Property Leases.  Section 2.12 of the Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder.  The Seller has delivered to the Buyer complete and accurate copies of the Leases.  With respect to each Lease:

(a)           such Lease is legal, valid, binding, enforceable and in full force and effect;

(b)           such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c)           neither the Seller nor, to the knowledge of the Seller, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Seller, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Seller or, to the knowledge of the Seller, any other party under such Lease;

(d)           there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

2.13         Intellectual Property.

(a)           Purchased Registrations and Unregistered Purchased Intellectual Property.  Section 2.13(a) of the Disclosure Schedule lists all Purchased Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable.  Section 2.13(a) of the Disclosure Schedule lists all unregistered Purchased Intellectual Property, including but not limited to trade secrets, which are material to the operation of the Business.  All assignments of Purchased Registrations to the Seller or any Subsidiary have been properly executed and recorded.  To the knowledge of the Seller, all Purchased Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Seller.

(b)           Prosecution Matters.  There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Seller threatened, with respect to any Patent Rights included in the Purchased Registrations.  The Seller and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Seller and have made no material misrepresentation in such applications.  The Seller has no knowledge of any information that would preclude the Seller from having clear title to the Purchased Registrations or affecting the patentability or enforceability of any Purchased Registrations.

(c)           Ownership; Sufficiency.  Each item of Purchased Intellectual Property will be owned or available for use by the Buyer immediately following the Closing on substantially identical terms and conditions as it was owned or available for use by the Seller immediately prior to the Closing.  The Seller is the sole and exclusive owner of all Purchased Intellectual Property, free and clear of any Security Interests, except as set forth on Section 2.13(c) of the Disclosure Schedule and all joint owners of the Purchased Intellectual Property are listed in Section 2.13(c) of the Disclosure Schedule.  The Purchased Intellectual Property constitutes all Intellectual Property necessary to conduct the Business in all material respects in the manner currently conducted and contemplated to be conducted in the future by the Seller.

(d)           Protection Measures.  The Seller has taken reasonable measures to protect the proprietary nature of each item of Purchased Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof.  The Seller has complied with all applicable contractual and legal requirements pertaining to information privacy and security in connection with the conduct of the Business.  No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information used in the conduct of the Business has been made or, to the knowledge of the Seller, threatened against the Seller.  To the knowledge of the Seller, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Seller that is used in the conduct of the Business or (ii) breach of the Seller’s security procedures wherein confidential information used in the conduct of the Business has been disclosed to a third person.

(e)           Infringement by Seller.  The use of the Purchased Intellectual Property in the conduct of the Business as currently conducted and contemplated to be conducted in the future by the Seller does not infringe or violate, or constitutes a misappropriation of, any Intellectual Property rights of any third party.  Section 2.13(e) of the Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Seller alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Seller from any reseller, distributor, customer, user or any other third party; and the Seller has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f)            Infringement of Rights.  To the knowledge of the Seller, no person (including, without limitation, any current or former employee or consultant of Seller) is infringing, violating or misappropriating any of the Purchased Intellectual Property.  The Seller has provided to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Purchased Intellectual Property.

(g)           Outbound IP Agreements.  Section 2.13(g) of the Disclosure Schedule identifies each license, covenant or other agreement pursuant to which the Seller has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Purchased Intellectual Property.  The Seller has not agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to the conduct of the Business.  The Seller is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Purchased Intellectual Property to any person.

(h)           Inbound IP Agreements.  Section 2.13(h) of the Disclosure Schedule identifies, with respect to the Business each agreement, contract, assignment or other instrument pursuant to which the Seller has obtained any joint or sole ownership interest in or to each item of Purchased Intellectual Property or Intellectual Property of a third party relating to the Business.

(i)            Employee and Contractor Assignments.  Each employee of the Seller and each independent contractor of the Seller who has contributed to the creation or development of the Purchased Intellectual Property has executed a valid and binding written agreement expressly assigning to the Seller all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Seller, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

2.14         Reserved.

2.15         Contracts.

(a)           The Assigned Contracts constitute all of the agreements (written or oral) relating to the Business to which the Seller is a party as of the date of this Agreement.

(b)           The Seller has delivered to the Buyer a complete and accurate copy of each of the Assigned Contracts.  With respect to each Assigned Contract:  (i) such Assigned Contract is legal, valid, binding and enforceable and in full force and effect; (ii) such Assigned Contract is assignable by the Seller to the Buyer without the consent or approval of any party (except as set forth in Section 2.4 of the Disclosure Schedule) and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Seller nor, to the knowledge of the Seller, any other party, is in breach or violation of, or default under, such Assigned Contract, and no event has occurred, is pending or, to the knowledge of the Seller, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Seller or, to the knowledge of the Seller, any other party under such Assigned Contract.

2.16         Accounts Receivable.  The Seller has not received any written notice from an account debtor stating that any Purchased Account Receivable in an amount in excess of $1,000 is subject to any contest, claim or setoff by such account debtor.

2.17         Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Seller relating to the Business.

2.18         Insurance.  Section 2.18 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) relating to the Business to which the Seller is a party, all of which are in full force and effect.  Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Seller.  There is no material claim relating to the Business pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid.  The Seller has no knowledge of any threatened termination of any such policy.  Seller’s insurance is adequate to cover any claims relating to the operation of the Business by Seller prior to Closing.

2.19         Litigation.  There is no Legal Proceeding relating to the Business which is pending or has been threatened in writing against the Seller which (a) seeks either damages in excess of $1,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.  There are no judgments, orders or decrees relating to the Business outstanding against the Seller.

2.20         Warranties.  No product or service manufactured, sold, leased, licensed or delivered by the Seller relating to the Business is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Seller, which are set forth in Section 2.20 of the Disclosure Schedule, and (ii) manufacturers’ warranties for which the Seller has no liability.

2.21         Transferred Employees.

(a)           Section 2.21 of the Disclosure Schedule contains a list of all Transferred Employees, along with the position and the annual rate of compensation of each such person.  Each current or past employee of the Business has entered into a confidentiality agreement with the Seller, a copy or form of which has previously been delivered to the Buyer.  Section 2.21 of the Disclosure Schedule contains a list of all Transferred Employees who are a party to a non-competition agreement with the Seller; copies of such agreements have previously been delivered to the Buyer. Each such agreement referenced in the two preceding sentences to which the Seller is a party is assignable by the Seller to the Buyer without the consent or approval of any party and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.    To the knowledge of the Seller, none of the Transferred Employees has any plans to terminate employment with the Seller (other than for the purpose of accepting employment with the Buyer following the Closing) or not to accept employment with the Buyer.  The Seller is in compliance with all applicable laws relating to the hiring and employment of the Transferred Employees.

(b)           The Seller is not a party to nor is Seller bound by any collective bargaining agreement that covers the Transferred Employees, nor has Seller experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  The Seller has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to the Transferred Employees.

2.22         Employee Benefits.

(a)           Each Seller Plan has been administered in all material respects in accordance with its terms and each of the Seller and the ERISA Affiliates has in all material respects met its obligations with respect to each Seller Plan and has made all required contributions thereto.  The Seller, each ERISA Affiliate and each Seller Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA).  All filings and reports as to each Seller Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

(b)           There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Seller Plans and proceedings with respect to qualified domestic relations orders) against or involving any Seller Plan or asserting any rights or claims to benefits under any Seller Plan that could give rise to any material liability.

(c)           No act or omission has occurred and no condition exists with respect to any Seller Plan that would subject the Seller or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Seller Plan.

(d)           Section 2.22(d) of the Disclosure Schedule sets forth the policy of the Seller applicable to the Transferred Employees with respect to accrued vacation, accrued sick time and earned time off.

2.23         Environmental Matters.

(a)           The Seller has complied in all material respects with all applicable Environmental Laws.  There is no pending or, to the knowledge of the Seller, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Seller.  The Seller is not aware of any requirement under the Environmental Laws, including but not limited to filings, consents and surveys, which may impact the carrying out of the purposes of this Agreement.

(b)           The Seller has no liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

(c)           The Seller is not a party to or bound by any court order, administrative order, consent order or other agreement with any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d)           Set forth in Section 2.23(d) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently operated by the Seller for purposes of conducting the Business (whether conducted by or on behalf of the Seller, and whether done at the initiative of the Seller or directed by a Governmental Entity or other third party) which the Seller has possession of or access to.  A complete and accurate copy of each such document has been provided to the Buyer.

(e)           The Seller is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Seller.  To the Knowledge of the Seller, there are no requirements under the laws of Maryland or any local jurisdiction in Maryland relating to environmental compliance in connection with the sale of the Business to the Buyer.

2.24         Legal Compliance.  The Seller is currently conducting, and has conducted, the Business in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.  The Seller has not received any notice or communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation relating to the conduct of the Business.

2.25         Customers and Suppliers.  Section 2.25 of the Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 5% of the consolidated revenues of the Business during the last full fiscal year and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Seller for the conduct of the Business.  No such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or services relating to the Business or supplying products or services relating to the Business, as applicable, to the Seller.  No unfilled customer order or commitment obligating the Seller to process, manufacture or deliver products or perform services relating to the Business will result in a loss to the Seller upon completion of performance.  No purchase order or commitment of the Seller relating to the Business is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

2.26         Permits.  Section 2.26 of the Disclosure Schedule sets forth a list of all Permits issued to or held by the Seller to operate the Business.  Such listed Permits are the only Permits that are required for the Seller to conduct the Business as presently conducted or as proposed to be conducted by the Seller.  Each such Permit is in full force and effect; the Seller is in compliance with the terms of each such Permit; and, to the knowledge of the Seller, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration.  Each such Permit is assignable by the Seller to the Buyer without the consent or approval of any party and will continue in full force and effect immediately following the Closing.

2.27         Reserved.

2.28         Brokers’ Fees.  The Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.29         Books and Records.  The books and records of the Seller accurately reflect the assets, liabilities, business, financial condition and results of the Business and have been maintained in accordance with good business and bookkeeping practices

2.30         Disclosure.  No representation or warranty by the Seller contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  .

2.31         Reserved.

2.32         Projections.  The Seller makes no representation or warranty regarding the accuracy of the projections dated January 13, 2010 provided by the Seller to the Buyer or as to whether such projections will be achieved, except that the Seller represents and warrants that such projections were prepared by the Seller in good faith and are based on assumptions believed by the Seller to be reasonable as of the date of this Agreement.

2.33         Government Contracts.

(a)           The Seller has not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity; no such suspension or debarment has been threatened or initiated; and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of the Seller or the Buyer (assuming that no such suspension or debarment will result solely from the identity of the Buyer).  The Seller has not been or is not now being audited or investigated by the United States Government Accounting Office, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function of any Governmental Entity with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Entity, or any prime contractor with a Governmental Entity; nor, to the knowledge of the Seller, has any such audit or investigation been threatened.  To the knowledge of the Seller, there is no valid basis for (i) the suspension or debarment of the Seller from bidding on contracts or subcontracts with any Governmental Entity or (ii) any claim (including any claim for return of funds to the Government) pursuant to an audit or investigation by any of the entities named in the foregoing sentence.  The Seller has no agreements, contracts or commitments which require it to obtain or maintain a security clearance with any Governmental Entity in connection with the conduct of the Business.

(b)           To the knowledge of the Seller, no basis exists for any of the following with respect to any of the Assigned Contracts with any Governmental Entity:  (i) a Termination for Default (as provided in 48 C.F.R. Ch.1 §52.249-8, 52.249-9 or similar sections), (ii) a Termination for Convenience (as provided in 48 C.F.R. Ch.1 §52.241-1, 52.249-2 or similar sections), or a Stop Work Order (as provided in 48 C.F.R. Ch.1 §52.212-13 or similar sections); and the Seller has no reason to believe that funding may not be provided under any contract or subcontract with any Governmental Entity in the upcoming federal fiscal year.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

3.1           Organization and Corporate Power.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2           Authorization of the Transaction.  The Buyer has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer of this Agreement and the Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer.  This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.

3.3           Noncontravention.  Neither the execution and delivery by the Buyer of this Agreement or the Ancillary Agreements, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or by-laws of the Buyer, (b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer is a party or by which it is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer.

3.4           Brokers’ Fees.  The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1           Closing Efforts.  Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to cause (i) its representations and warranties to remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Party to consummate the transactions contemplated by this Agreement to be satisfied.

4.2           Governmental and Third-Party Notices and Consents.

(a)           Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement

(b)           The Seller shall use its Reasonable Best Efforts to obtain, at its expense, all such consents, waivers or approvals from third parties, and to give all such notices to third parties, as listed or are required to be listed in the Disclosure Schedule.

(c)           If (i) any of the Assigned Contracts or other assets or rights constituting Acquired Assets may not be assigned and transferred by the Seller to the Buyer (as a result of either the provisions thereof or applicable law) without the consent or approval of a third party, (ii) the Seller, after using its Reasonable Best Efforts, is unable to obtain such consent or approval prior to the Closing and (iii) the Closing occurs nevertheless, then (A) such Assigned Contracts and/or other assets or rights shall not be assigned and transferred by the Seller to the Buyer at the Closing and the Buyer shall not assume the Seller’s liabilities or obligations with respect thereto at the Closing, (B) the Seller shall continue to use its Reasonable Best Efforts to obtain the necessary consent or approval as soon as practicable after the Closing, and (C) upon the obtaining of such consent or approval, the Buyer and the Seller shall execute such further instruments of conveyance (in substantially the form executed at the Closing) as may be necessary to assign and transfer such Assigned Contracts and/or other assets or rights (and the associated liabilities and obligations of the Seller) to the Buyer.

4.3           Reserved.

4.4           Operation of Business.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Seller shall conduct the operations of the Business in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact the current Business organization, keep the Acquired Assets in good working condition, keep available the services of the Transferred Employees or contractors/consultants of the Business and preserve its relationships with customers of the Business, suppliers of the Business and others having business dealings with the Business to the end that the goodwill of the Business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Closing, the Seller shall not, solely with respect to the Business and without the prior written consent of the Buyer, except as set forth on Section 4.4 of the Disclosure Schedule:

(a)           create, incur or assume any indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(b)           enter into, adopt or amend any employment or severance agreement or increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, the Transferred Employees, generally or individually, or pay any bonus or other benefit to the Transferred Employees (except for existing payment obligations listed in the Disclosure Schedule) or hire any new employees of the Business;

(c)           acquire, sell, lease, license or dispose of any assets or property other than in the Ordinary Course of Business;

(d)           mortgage or pledge any of the Acquired Assets or subject any such Acquired Assets to any Security Interest;

(e)           discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business or as required under this Agreement with respect to any Security Interest on the Acquired Assets;

(f)            amend its charter, by-laws or other organizational documents in a manner that could have an adverse effect on the transactions contemplated by this Agreement;

(g)           enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any Assigned Contract;

(h)           make or commit to make any capital expenditure relating solely to the Business in excess of $5,000 per item or $20,000 in the aggregate;

(i)            institute or settle any Legal Proceeding relating to the Business;

(j)            take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Seller set forth in this Agreement not being true and correct at the Closing or (ii) any of the conditions to the Closing set forth in Article V not being satisfied;

(k)           accelerate production and the sale of products or services to levels above the Ordinary Course of Business; or

(l)            agree in writing or otherwise to take any of the foregoing actions.

4.5           Access to Information.  The Seller shall permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Seller) to all premises, properties, financial, manufacturing and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Business for the purpose of performing such inspections and tests as the Buyer deems necessary or appropriate.

4.6           Notice of Breaches.

(a)           From the date of this Agreement until the Closing, the Seller shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Disclosure Schedule inaccurate or incomplete at any time after the date of this Agreement until the Closing.  No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b)           From the date of this Agreement until the Closing, the Buyer shall promptly deliver to the Seller supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete at any time after the date of this Agreement until the Closing.  No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.7           Exclusivity.

(a)           The Seller shall not, and the Seller shall require each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Business, (ii) furnish any non-public information concerning the business, properties or assets of the Business to any party (other than the Buyer), (iii) engage in discussions or negotiations with any party (other than the Buyer) concerning any such transaction, or (iv) enter in any agreement with any party (other than the Buyer) concerning any such transaction.

(b)           The Seller shall immediately notify any party with which discussions or negotiations of the nature described in paragraph (a) above were pending that the Seller is terminating such discussions or negotiations.  If the Seller receives any inquiry, proposal or offer of the nature described in paragraph (a) above, the Seller shall, within one business day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

4.8           Bulk Transfers Law.  The Buyer and the Seller each hereby waive compliance with the provisions of the Maryland bulk transfers statute (subject to the indemnity provided for in Article VII).

ARTICLE V

CONDITIONS TO CLOSING

5.1           Conditions to Obligations of the Buyer.  The obligation of the Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction of the following additional conditions:

(a)           the Seller and the Subsidiaries shall have obtained at their own expense (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 or listed in Schedule 5.1(a),

(b)           the representations and warranties of the Seller set forth in the first sentence of Section 2.1 and in Section 2.3 and any representations and warranties of the Seller set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(c)           the Seller shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d)           no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of the Buyer to own, operate or control any of the Acquired Assets, or to conduct the Business as currently conducted, following the Closing, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(e)           the Seller shall have delivered to the Buyer the Seller Certificate;

(f)            the Seller shall have delivered to the Buyer an update, as of the day prior to the Closing Date, of each list contained in the Disclosure Schedule;

(g)           the Seller shall have delivered to the Buyer documents evidencing the release or termination of all Security Interests on the Acquired Assets, and copies of filed UCC termination statements with respect to all UCC financing statements evidencing Security Interests;

(h)           the Seller and the Escrow Agent shall have executed and delivered to the Buyer the Escrow Agreement;

(i)            [reserved;]

(j)            the Buyer shall have received executed employment and non-competition agreements between Buyer and all employees of the Business, substantially in the form attached hereto as Exhibit E, effective as of the Closing as well as an executed Consulting Agreement between Edmund Ludwig and Buyer, substantially in the form attached hereto as Exhibit D; and

(k)           the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Seller in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

5.2           Conditions to Obligations of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction of the following additional conditions:

(a)           the representations and warranties of the Buyer set forth in the first sentence of Section 3.1 and in Section 3.2 and any representations and warranties of the Buyer set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(b)           the Buyer shall have performed or complied with, in all material respects, its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c)           no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d)           the Buyer shall have delivered to the Seller the Buyer Certificate;

(e)           the Seller shall have received such other certificates and instruments (including certificates of good standing of the Buyer in its jurisdiction of organization, certificates as to the incumbency of officers) as it shall reasonably request in connection with the Closing;

(f)               the Buyer and the Escrow Agent shall have executed and delivered to the Seller the Escrow Agreement.

ARTICLE VI

POST-CLOSING COVENANTS

6.1           Proprietary Information.  From and after the Closing, the Seller shall not disclose or make use of (except to pursue its rights, under this Agreement or the Ancillary Agreements), and shall use its best efforts to cause all of its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to Acquired Assets, the Business or the Buyer or its business, as well as filings and testimony (if any) presented in the course of any Dispute pursuant to Section 7.3, except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by the Seller or an Affiliate.  The Seller shall enforce, for the benefit of the Buyer, all confidentiality, invention assignments and similar agreements between the Seller and any other party relating to the Acquired Assets or the Business which are not Assigned Contracts.

6.2           Solicitation and Hiring.  For a period of four years after the Closing Date, the Seller shall not, either directly or indirectly (including through an Affiliate), (a) solicit or attempt to induce any Restricted Employee to terminate his employment with the Buyer or any subsidiary of the Buyer or (b) hire or attempt to hire any Restricted Employee; provided, that this clause (b) shall not apply to any individual whose employment with the Buyer or a subsidiary of the Buyer has been terminated for a period of one year or longer.  The Seller shall enforce, for the benefit of the Buyer, all applicable confidentiality, non-solicitation and non-hiring assignments and similar agreements between the Seller and any of Edmund Ludwig, Ron Smith or William Ziegler, to the extent any such agreements are not Assigned Contracts.

6.3           Non-Competition.

(a)           For a period of six years after the Closing Date, the Seller shall not, either directly or indirectly through a consultant or as a stockholder, investor, partner, consultant or otherwise, design, develop, manufacture, market, sell or license any product or provide any service anywhere in the world which is competitive with any product designed, developed (or under development), manufactured, sold or licensed or any service provided by the Seller solely in connection with the Business within the four-year period prior to the Closing Date.  The Seller shall enforce, for the benefit of the Buyer, all non-competition and similar agreements between the Seller and any other party relating to the Business which are not Assigned Contracts.

(b)           The Seller agrees that the duration and geographic scope of the non-competition provision set forth in this Section 6.3 are reasonable.  In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable.  The Parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside the United States of America where this provision is intended to be effective.

(c)           The Seller shall, and shall use its best efforts to cause its Affiliates to, refer all inquiries regarding the business, products and services of the Business to the Buyer.

6.4           Tax Matters.  All transfer taxes, deed excise stamps and similar charges related to the sale of the Acquired Assets contemplated by this Agreement shall be paid one-half by the Buyer and one-half by the Seller.

6.5           Sharing of Data.

(a)           The Seller shall have the right for a period of seven years following the Closing Date to have reasonable access to such books, records and accounts, including financial and tax information, correspondence, production records, employment records and other records that are transferred to the Buyer pursuant to the terms of this Agreement for the limited purposes of concluding its involvement in the business conducted by the Seller prior to the Closing Date and for complying with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.  The Buyer shall have the right for a period of seven years following the Closing Date to have reasonable access to those books, records and accounts, including financial and accounting records (including the work papers of the Seller’s independent accountants), tax records, correspondence, production records, employment records and other records that are retained by the Seller pursuant to the terms of this Agreement solely to the extent that any of the foregoing is needed by the Buyer for the purpose of conducting the business of the Seller after the Closing and complying with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.  Neither the Buyer nor the Seller shall destroy any such books, records or accounts retained by it without first providing the other Party with the opportunity to obtain or copy such books, records, or accounts at such other Party’s expense.

(b)           Promptly upon request by the Buyer made at any time following the Closing Date, the Seller shall authorize the release to the Buyer of all files pertaining solely to the Acquired Assets or the Business held by any federal, state, county or local authorities, agencies or instrumentalities.

6.6           Use of Name.  The Seller shall not use, and shall not permit any Affiliate to use, the name “Optelecom Electro-Optics” or any name reasonably similar thereto after the Closing Date in connection with any business related to, competitive with, or an outgrowth of, the business conducted by the Seller on the date of this Agreement.  The Buyer shall not use, and shall not permit any Affiliate to use, the name “Optelecom” or any name reasonably similar thereto.

6.7           Cooperation in Litigation.  From and after the Closing Date, if elected by Buyer and in no way limiting Buyer’s rights under Article VII herein, the Seller shall fully cooperate with the Buyer in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by the Buyer relating to or arising out of the conduct of the Business by the Seller prior to the Closing Date (other than litigation among the Parties and/or their Affiliates arising out the transactions contemplated by this Agreement).

6.8           Collection of Accounts Receivable.  The Seller agrees that it shall forward promptly to the Buyer any monies, checks or instruments received by the Seller after the Closing Date with respect to the accounts receivable owned by the Buyer arising from Buyers’ operation of the Business after the Closing.  The Seller hereby grants to the Buyer a power of attorney to endorse and cash any checks or instruments payable or endorsed to the Seller or its order which are received by the Buyer and which relate to accounts receivable owned by the Buyer.  The Buyer agrees that it shall forward promptly to the Seller any monies, checks or instruments received by the Buyer after the Closing Date with respect to the accounts receivable owned by the Seller arising from the Seller’s operation of the Business prior to the Closing.

6.9           Employees.  Effective as of the Closing, the Seller shall no longer continue the employment of each employee of the Business designated on Schedule 6.9 attached hereto (which may be updated prior to the Closing by the mutual agreement of the Buyer and the Seller) (the “Transferred Employees”).  The Buyer shall satisfy all legal obligations it may have to the Transferred Employees as of the Closing Date. The Buyer shall be permitted to offer employment to each such Transferred Employee, terminable at the will of the Buyer and Seller shall use Reasonable Best Efforts to encourage these employees to accept employment with Buyer as of the Closing.  The Seller hereby consents to the hiring of the Transferred Employees by the Buyer as of the Closing and waives, with respect to the employment by the Buyer of such Transferred Employees as of and after the Closing, any claims or rights the Seller may have against the Buyer or any such Transferred Employee under any non-competition, confidentiality or employment agreement between the Seller and such Transferred Employee with respect to the Business.  The Seller agrees that that Buyer has no obligation to hire Everett Torney and that Buyer may elect, at Buyer’s sole discretion, that Everett Torney shall not have any involvement whatsoever with the operation of the Business by Buyer after the Closing or with the accomplishment of technology transfer under Section 6.11.

6.10         Sublease.  Subject to obtaining the requisite approval of the lessor under the Lease, the Seller as sublessor and the Buyer as sublessee shall enter into a sublease of the area within Seller’s facility currently used to operate the Business, substantially on the terms set forth in the sublease attached hereto as Exhibit A (the “Sublease”).  The parties will use Reasonable Best Efforts to obtain the requisite consent of the lessor to the Sublease.

6.11.        Technology Transfer.  Promptly after Closing, the Seller shall disclose and make available to Buyer all documentation of any kind possessed by it relating to the Purchased Intellectual Property to enable Buyer to exercise its rights and perform its obligations under this Agreement and to take full ownership in and practice all of the Purchased Intellectual Property.  In addition, during the three (3)-month period after Closing, the Seller shall provide to a limited number of Buyer’s personnel, physical access (by telephone, facsimile, email and through personal visits) at reasonable times during regular business hours to a reasonable number of the Seller’s personnel to assist in transfer of all Purchased Intellectual Property.  The Seller agrees to retain the consulting services of Ronald Smith (or such other person as may be reasonably acceptable to Buyer), at no cost to Buyer (except for reimbursable travel expenses as provided below), to perform the following services during the two (2) year period following the Closing Date:  assist Buyer to manufacture coils for the benefit of Buyer at the same or higher productivity and quality levels as existed during the one-year period prior to the Closing Date; assist the Seller and Buyer in the prompt and orderly transfer of the Purchased Intellectual Property to Buyer; and assist the Seller and Buyer to accomplish the tasks described in this Section 6.11.  Any reasonable and supportable travel costs incurred by Ronald Smith in providing these consulting services shall be reimbursed by Buyer.  Provided that the Seller (by providing the services of Mr. Smith or by such other means as may be reasonably acceptable to Buyer) has (a) assisted Buyer to establish a parallel coil winding capability making Honeywell Trident program coils at Buyer’s East Granby, CT plant, and (b) further provided that this condition is accomplished prior to the first anniversary of the Closing Date and (c) further provided that the Seller is not in material breach of this Agreement, then not later than five (5) days after the date each of the conditions in clauses (a), (b) and (c) are satisfied, Buyer and the Seller shall issue joint instructions to the Escrow Agent to pay to the Seller one-half of the Escrow Amount, including interest accrued on that amount.  Provided that (i) the Seller has satisfied the condition set forth in clause (a) above, and (ii) further provided that such coil winding operation is manufacturing coils qualified under the Honeywell Trident missile retrofit program, and (iii) further provided that both of the conditions set forth in clauses (i) and (ii) above are accomplished prior to the second anniversary of the Closing Date, and (iv) further provided that the Seller is not in material breach of this Agreement, then not later than five (5) days after the date each of the conditions in clauses (i), (ii), (iii) and (iv) are satisfied, Buyer and the Seller shall issue joint instructions to the Escrow Agent to pay to the Seller all of the remaining Escrow Amount, including interest accrued on that amount.  If the conditions in clauses (i), (ii), (iii) and (iv) are not satisfied prior to the second anniversary of the Closing Date, Buyer and the Seller shall issue joint instructions to the Escrow Agent to pay to the Buyer all of the remaining Escrow Amount, including interest accrued on that amount.

ARTICLE VII

INDEMNIFICATION

7.1           Indemnification by the Seller.  The Seller shall indemnify the Buyer in respect of, and hold the Buyer harmless against, any and all Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from, relating to or constituting:

(a)           any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Seller contained in this Agreement, any Ancillary Agreement or any other agreement or instrument furnished by the Seller to the Buyer pursuant to this Agreement;

(b)           any failure to perform any covenant or agreement of the Seller contained in this Agreement, any Ancillary Agreement or any agreement or instrument furnished by the Seller to the Buyer pursuant to this Agreement;

(c)           any Environmental Matters in connection with the operation or ownership of the Acquired Assets, or the business or operations of the Seller or the Subsidiaries, prior to the Closing Date, including in connection with events occurring or circumstances existing prior to the Closing Date and continuing after the Closing Date; or

(d)           any Retained Liabilities.

For purposes of this Article VII, “Damages” shall include all “costs of response” and “damages” to “natural resources,” as those terms are defined under CERCLA, and shall include, without limitation, all costs to correct or remedy any failure to comply with applicable Environmental Laws as of the Closing Date.

7.2           Indemnification by the Buyer.  The Buyer shall indemnify the Seller in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Seller resulting from, relating to or constituting:

(a)           any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Buyer contained in this Agreement, any Ancillary Agreement or any other agreement or instrument furnished by the Buyer to the Seller pursuant to this Agreement;

(b)           any failure to perform any covenant or agreement of the Buyer contained in this Agreement, any Ancillary Agreement or any other agreement or instrument furnished by the Buyer to the Seller pursuant to this Agreement; or

(c)           any Assumed Liabilities.

7.3           Indemnification Claims.

(a)           An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third Party Action.  Such notification shall be given within 20 days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.  Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VII and (B) the ad damnum is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VII and (ii) the Indemnifying Party may not assume control of the defense of Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party.  If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense.  The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto.  The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.  The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action.  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.  The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b)           In order to seek indemnification under this Article VII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(c)           Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall:  (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer;), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d)           During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute.  If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall be free to pursue resolution of the Dispute in any manner not inconsistent with the terms of this Agreement.

(e)           Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Damages for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

7.4           Survival of Representations and Warranties.  All representations and warranties that are covered by the indemnification agreements in Section 7.1(a) and Section 7.2(a) shall (a) survive the Closing and (b) shall expire on the date two (2) years following the Closing Date, except that (i) the representations and warranties set forth in Sections 2.1, 2.3, 3.1 and 3.2 shall survive the Closing without limitation and (ii) the representations and warranties set forth in Sections 2.9, 2.13, 2.15, 2.22, 2.23 and 2.33 shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein.  If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice.  If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.  The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date (including through supplements to the Disclosure Schedule permitted by Section 4.6), with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of any representations and warranties or the performance of or compliance with agreements and covenants.

7.5           Limitations.

(a)           Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Seller for Damages under this Article VII shall not exceed $1,400,000, and (ii) the Seller shall not be liable under this Article VII unless and until the aggregate Damages for which it would otherwise be liable under this Article VII exceed $25,000 (at which point the Seller shall become liable for the aggregate Damages under this Article VII, and not just amounts in excess of $25,000); provided that the limitations set forth in this sentence shall not apply to a claim pursuant to Section 7.1(a) relating to a breach of the representations and warranties set forth in Sections 2.1, 2.3 or to a breach of the covenants set forth in Article VI.  For purposes solely of this Article VII, all representations and warranties of the Seller in Article II (other than Sections 2.7 and 2.30) shall be construed as if the term “material” and any reference to “Seller Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.

(b)           Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Buyer for Damages under this Article VII shall not exceed $1,000,000, and (ii)  the Buyer shall not be liable under this Article VII unless and until the aggregate Damages for which it would otherwise be liable under this Article VII exceed $25,000 (at which point the Buyer shall become liable for the aggregate Damages under this Article VII, and not just amounts in excess of $25,000); provided that the limitation set forth in this sentence shall not apply to a claim pursuant to Section 7.2(a) relating to a breach of the representations and warranties set forth in Sections 3.1 or 3.2.  For purposes solely of this Article VII, all representations and warranties of the Buyer in Article III shall be construed as if the term “material” were omitted from such representations and warranties.

(c)           The Seller’s obligations to indemnify the Buyer shall not be affected by the Buyer’s notification to a Governmental Entity (i) as required by law, (ii) as otherwise reasonably made by the Buyer to minimize its liability, or (iii) for the avoidance of environmental sanctions.

(d)           Except with respect to claims based on fraud, the rights of the Indemnified Parties under this Article VII shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement or any of the Ancillary Agreements.

7.6           Treatment of Indemnity Payments.  Any payments made to an Indemnified Party pursuant to this Article VII shall be treated as an adjustment to the Purchase Price for tax purposes.

ARTICLE VIII

RESERVED

ARTICLE IX

TERMINATION

9.1           Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing as provided below:

(a)           the Parties may terminate this Agreement by mutual written consent;

(b)           the Buyer may terminate this Agreement by giving written notice to the Seller in the event the Seller is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b), (c) or (d) of Section 5.1 not to be satisfied and (ii) is not cured within 20 days following delivery by the Buyer to the Seller of written notice of such breach;

(c)           the Seller may terminate this Agreement by giving written notice to the Buyer in the event the Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (a) or (b) of Section 5.2 not to be satisfied and (ii) is not cured within 20 days following delivery by the Seller to the Buyer of written notice of such breach;

(d)           the Buyer may terminate this Agreement by giving written notice to the Seller if the Closing shall not have occurred on or before April, 30, 2010 by reason of the failure of any condition precedent under Section 5.1 (unless the failure results primarily from a breach by the Buyer of any representation, warranty or covenant contained in this Agreement); or

(e)           the Seller may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before April 30, 2010 by reason of the failure of any condition precedent under Section 5.2 (unless the failure results primarily from a breach by the Seller of any representation, warranty or covenant contained in this Agreement).

9.2           Effect of Termination.  If either Party terminates this Agreement pursuant to Section 9.1, all obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except for any liability of a Party for willful breaches of this Agreement).

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth

 “Acquired Assets”  shall mean the following assets, properties and rights of the Seller existing as of the Closing relating solely to the Business:

(a)           all trade and other accounts receivable and notes and loans receivable listed on Schedule 10(a) hereto that are payable to the Seller and arising on or after the Closing, and all rights to unbilled amounts for products delivered or services provided by the Buyer after the Closing with respect to the Business, together with any security held by the Seller for the payment thereof;

(b)           [reserved;]

(c)           all computers, machinery, equipment, tools and tooling, furniture, fixtures, supplies and other tangible personal property listed on Section 2.10(c) of the Disclosure Schedule;

(d)           all rights under the contracts, agreements and instruments listed on Schedule 10(d);

(e)           (i) the Intellectual Property Registrations listed on Schedule 10(e), (ii) inventions, invention disclosures, statutory invention registrations,  trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice, relating, in each instance, solely to the Business, and (iii) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions), relating, in each instance, solely to the Business.

(f)            all claims, prepayments, deposits, refunds, causes of action, chooses in action, rights of recovery, rights of setoff and rights of recoupment relating, in each instance, solely to the Business;

(g)           all Permits relating solely to the Business; and

(h)           all books, records, accounts, ledgers, files, documents, correspondence, lists (including customer and prospect lists), employment records, manufacturing and procedural manuals, Intellectual Property records, sales and promotional materials, studies, reports and other printed or written materials relating, in each case, solely to the Business.

 “Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

 “Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Ancillary Agreements” shall mean the Intellectual Property Assignment, Bill of Sale and other instruments of conveyance referred to in Section 1.5(b)(iii), and the instrument of assumption and other instruments referred to in Section 1.5(b)(iv).

 “Assigned Contracts” shall mean any contracts, agreements or instruments listed on Schedule 10(d).

“Assumed Liabilities” shall mean (i) any and all liabilities, obligations, commitments and claims of any nature whatsoever related to or arising out of the performance under the Assigned Contracts by the Buyer after the Closing, and (ii) all liabilities, obligations, commitments and claims of any nature whatsoever related to or arising out of the Business as conducted by the Buyer arising after the Closing.

“Business” shall have the meaning set forth in the second paragraph of this Agreement.

 “Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Buyer) of Section 5.2 is satisfied in all respects.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date two business days after the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V), or such other date as may be mutually agreeable to the Parties.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

 “Consulting Agreement” shall mean an agreement between Buyer and Edmund Ludwig substantially in the form attached hereto as Exhibit D.

 “Controlling Party” shall mean the party controlling the defense of any Third Party Action.

“Damages” shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), but shall exclude any incidental or consequential damages suffered by the Buyer or the Seller.

 “Disclosure Schedule” shall mean the disclosure schedule provided by the Seller to the Buyer on the date hereof and accepted in writing by the Buyer, as the same may be supplemented pursuant to Section 4.6.

 “Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

 “Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

“Employment Agreements” shall mean agreements between Buyer and the Transferred Employees substantially in the form attached hereto as Exhibit E.

“Environmental Law” shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to:  (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons.  As used above, the term “release” shall have the meaning set forth in CERCLA.

“Environmental Matters” shall mean any liability or obligation arising under Environmental Law, whether arising under theories of contract, tort, negligence, successor or enterprise liability, strict liability or other legal or equitable theory, including (i) any failure to comply with an applicable Environmental Law and (ii) any liability or obligation arising from the presence of, release or threatened release of, or exposure of persons or property to, Materials of Environmental Concern at the Acquired Assets or elsewhere. As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Seller or a Subsidiary.

 “Excluded Assets” shall mean all of the assets of the Seller other than the Acquired Assets.

“Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VII.

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

 “Financial Statements” shall mean:

(a)           the unaudited consolidated statements of operations of the Business as of the end of and for each of the years ended 2007, 2008, 2009.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency and in the case of contracts for products or services funded by any of the foregoing, any intermediate contractor that has contracted with such foregoing entity.

 “Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII of this Agreement.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Intellectual Property” shall mean the following subsisting throughout the world:

(a)           Patent Rights;

(b)           Trademarks and all goodwill in the Trademarks;

(c)           copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d)           mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the laws of any jurisdiction;

(e)           inventions, invention disclosures, statutory invention registrations,  trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f)            other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Lease” shall mean any lease or sublease pursuant to which the Seller leases or subleases from another party any real property used in the conduct of the Business.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Materials of Environmental Concern” shall mean any:  pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Seller as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall mean as of March 31, 2010.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

 “Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course of Business” shall mean the ordinary course of the Business consistent with past custom and practice (including with respect to frequency and amount).

“Parties” shall mean the Buyer and the Seller.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

 “Purchase Price” shall mean the purchase price to be paid by the Buyer for the Acquired Assets at the Closing, as set forth in Section 1.3, as it may be adjusted pursuant to Section 1.7.

“Purchased Accounts Receivable” shall mean all trade and other accounts receivable and notes and loans receivable listed on Schedule 10(a).

“Purchased Intellectual Property” shall mean the Intellectual Property Registrations and other Intellectual Property of the Business, including such as is described in the definition of Acquired Assets above.

 “Purchased Registrations” shall mean the Intellectual Property Registrations listed on Schedule 10(e).

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

“Response” shall mean a written response containing the information provided for in Section 7.3(c).

“Restricted Employee” shall mean any person who either (i) was an employee of the Buyer on either the date of this Agreement or the Closing Date or (ii) is a Transferred Employee.

“Retained Liabilities” shall mean any and all liabilities or obligations (whether known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due and accrued or unaccrued, and whether claims with respect thereto are asserted before or after the Closing) of the Seller which are not Assumed Liabilities.  The Retained Liabilities shall include, without limitation, all liabilities and obligations of the Seller:

(a)           for income, transfer, sales, use or other Taxes arising in connection with the consummation of the transactions contemplated by this Agreement (including any income Taxes arising as a result of (i) the transfer by the Seller to the Buyer of the Acquired Assets, (ii) any deemed transfer by a Subsidiary of the Seller of its assets pursuant to an election under Section 338(h)(10) of the Code, (iii) the Seller having an “excess loss account” (within the meaning of Treasury Regulation §1.1502-19) in the stock of any Subsidiary of the Seller, or (iv) the Seller having deferred gain on any “deferred intercompany transaction” (within the meaning of Treasury Regulation §1.1502-13));

(b)           for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement;

(c)           under this Agreement or the Ancillary Agreements;

(d)           for any Taxes, including deferred taxes or taxes measured by income of the Seller earned prior to the Closing, any liabilities for federal or state income tax and FICA taxes of employees of the Seller which the Seller is legally obligated to withhold, any liabilities of the Seller for employer FICA and unemployment taxes incurred, and any liabilities of the Seller for sales, use or excise taxes or customs and duties;

(e)           under any agreements, contracts, leases or licenses including but not limited to accounts payable of the Business, arising prior to the Closing which are not specifically assumed by Buyer;

(f)            arising prior to the Closing under the Assigned Contracts, and all liabilities for any breach, act or omission by the Seller prior to the Closing under any Assigned Contract;

(g)           for repair, replacement or return of products manufactured or sold prior to the Closing;

(h)           arising out of events, conduct or conditions existing or occurring prior to the Closing that constitute a violation of or non-compliance with any law, rule or regulation (including Environmental Laws), any judgment, decree or order of any Governmental Entity, or any Permit or that give rise to liabilities or obligations with respect to Materials of Environmental Concern;

(i)            to pay severance benefits to any employee of the Seller whose employment is terminated (or treated as terminated) in connection with the consummation of the transactions contemplated by this Agreement, and all liabilities resulting from the termination of employment of employees of the Seller prior to the Closing that arose under any federal or state law or under any Seller Plan;

(j)            to indemnify any person or entity by reason of the fact that such person or entity was a director, officer, employee, consultant, or agent of the Seller or was serving at the request of the Seller as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise);

(k)           injury to or death of persons or damage to or destruction of property occurring prior to the Closing (including any workers compensation claim);

(l)            for medical, dental and disability (both long-term and short-term benefits), whether insured or self-insured, owed to employees or former employees of the Seller based upon (A) exposure to conditions in existence prior to the Closing or (B) disabilities existing prior to the Closing (including any such disabilities which may have been aggravated following the Closing); and

(m)          any claim whenever asserted by Everett Torney against Buyer, Seller and any of their officers, directors or employees, arising out of the negotiations pertaining to Everett Torney’s possible employment by Buyer after the Closing.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Seller with respect to the Acquired Assets and not material to the Seller.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (d) (insofar as clause (d) relates to Legal Proceedings involving the Seller) of Section 5.1 is satisfied in all respects.

“Seller Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on the Business or the Acquired Assets, taken as a whole.  For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Seller Material Adverse Effect.

“Seller Plan” shall mean any Employee Benefit Plan in which any of the Transferred Employees participates that is maintained, or contributed to, by the Seller, any Subsidiary or any ERISA Affiliate.

“Seller Source Code” shall mean the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Sublease” shall mean a sublease, substantially in the form set forth at Exhibit A, to be entered into between the parties with Seller as sublessor and Buyer as sublessee for that portion of Seller’s premises currently used to operate the Business.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Seller (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof.

“Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VII.

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

ARTICLE XI

MISCELLANEOUS

11.1         Press Releases and Announcements.  Either Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Party and provide it with a copy of the disclosure prior to making the disclosure).

11.2         No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

11.3         Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, with respect to the subject matter hereof; provided that the Non-Disclosure Agreement dated September 2, 2009 between the Buyer and the Seller shall remain in effect in accordance with its terms.

11.4         Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided that the Buyer may assign some or all of its rights, interests and/or obligations hereunder to one or more Affiliates of the Buyer. Any attempted assignment in contravention of this provision shall be void.

11.5         Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signature.

11.6         Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.7         Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Seller: Optelecom-NKF, Inc. 12920 Cloverleaf Center Drive Germantown, MD 20874 Attn: President	Copy to: Venable LLP 8010 Towers Crescent Drive Suite 300 Vienna, VA 22182 Attn: Thomas W. France, Esq.
If to the Buyer: Nufern Attn: President 7 Airport Park Road East Granby, CT 06026	Copy to:

Either Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

11.8         Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

11.9         Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Closing.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties.  No waiver by either Party of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by either Party with respect to any default, misrepresentation, or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10       Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

11.11       Expenses.  Except as set forth in Section 1.3 respecting the fees relating to the Escrow Agreement, Section 1.7 and Article VII, each Party shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

11.12       Reserved.

11.13       Specific Performance.  Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement (including Sections 6.1, 6.2 and 6.3) are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each Party agrees that the other Party shall be entitled to an injunction or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

11.14       Construction.

(a)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(b)           Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)           Any reference herein to “including” shall be interpreted as “including without limitation”.

(d)           Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

NUFERN

By:
Title:

OPTELECOM-NKF, INC.

By:
Title: